As filed with the Securities and Exchange Commission on October 4, 2022	Registration No. 333 - 267341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

  (Translation of issuer’s name into English)

United Mexican States

 (Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

 (Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor,

New York, New York 10168

(800) 221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Pedro J. Bermeo, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.		DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.
2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.
	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).
	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).
	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt – Paragraph (18).
	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).
	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).
	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9), and (10).
	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).
	(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission (as of the date of this Post-Effective Amendment No. 1 to Registration Statement on Form F-6) at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement, by and among Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii)	Amended and Restated Deposit Agreement, dated as of October 1, 2022, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). — Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — None.

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — None.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended, by and among Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of October, 2022.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered thereunder are issued, each American Depositary Share representing the right to receive the specified number of Series B shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, Mexico City, Mexico, on October 4, 2022.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Felipe Francisco García Ascencio
Name: Felipe Francisco García Ascencio
Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Felipe Francisco García Ascencio	Principal Executive Officer	October 4, 2022
Felipe Francisco García Ascencio

*	Director (Chief Financial Officer)	October 4, 2022
Didier Mena Campos

*	Deputy General Director of Intervention and Control Management (Principal Accounting Officer)	October 4, 2022
Emilio de Eusebio Saiz

*	Chairwoman (Independent)	October 4, 2022
Laura Renee Diez Barroso Azcárraga

*	Director	October 4, 2022
Héctor Blas Grisi Checa

*	Independent Director	October 4, 2022
César Augusto Montemayor Zambrano

	Director	October 4, 2022
Magdalena Sofia Salarich Fernández de Valderrama

*	Director	October 4, 2022
Daniel Barriuso Rojo

	Director	October 4, 2022
Ángel Rivera Congosto

*	Independent Director	October 4, 2022
Antonio Purón Mier y Terán

Independent Director
Ángel Alverde Losada		October 4, 2022

*	Independent Director
María de Lourdes Melgar Palacios		October 4, 2022

*By: /s/ Fernando Borja Mujica

Name: Fernando Borja Mujica

Title: Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in New York, New York on October 4, 2022.

Authorized U.S. Representative:

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice-President on behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Amendment No. 1 to Amended and Restated Deposit Agreement
(a)(ii)	Amended and Restated Deposit Agreement